AMENDMENT

AM 6-21-2005

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

APR 2 5 2005

CM 6/13



05043538

DIVISION OF MARKET REGULATION
E COMMISSION
0549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	~~September 30, 1998~~
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-48097

ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 -A ~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 HOPMEADOW STREET
(No. and Street)

SIMSBURY	CONNECTICUT	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMARA L. FAGELY — 652-738-5586
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

185 ASYLUM STREET	HARTFORD	CONNECTICUT	06103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, TAMARA L. FAGELY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARTFORD SECURITIES DISTRIBUTION COMPANY, INC., as of DECEMBER 31, 2004, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



CAROL DAWN RADEMACHER
Notary Public
Minnesota
My Commission Expires Jan. 31, 2010

Signature

CONTROLLER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Ca
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule (g)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

STOCKHOLDER'S EQUITY	$ 8,596,070
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS	(2,813,010)
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	(2,310,346)
DEFERRED TAX ASSET DUE FROM AFFILIATE	(1,985,445)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	1,487,269
LESS HAIRCUTS ON SECURITIES	(147,833)
NET CAPITAL	1,339,436
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (6.67% OF AGGREGATE INDEBTEDNESS OF $6,143,920)	409,595
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 929,841
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.59:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2004 quarterly Focus Part II A filing.